EXHIBIT 11

                 WHITMAN EDUCATION GROUP, INC. AND SUBSIDIARIES
           COMPUTATION OF NET (LOSS) INCOME PER SHARE OF COMMON STOCK

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

                                                                  FOR THE THREE MONTHS ENDED
                                                            ===================================
                                                             JUNE 30, 1997        JUNE 30, 1996
                                                            =============       ===============

Primary:
Average shares outstanding .............................      12,677,582           10,428,323

Net effect of dilutive stock options and warrants
     based on the treasury stock method using the
     average market price ..............................              --            2,276,534
Sanford-Brown shares held in escrow ....................              --            1,021,612
                                                            -------------        ------------

Total ..................................................      12,677,582           13,726,469
                                                            =============        ============

Net (loss) income ......................................    $ (1,370,823)        $     76,017
Per share amount .......................................    $      (0.11)        $        .01

Fully diluted:
     Average shares outstanding ........................      12,677,582           10,428,323
Net effect of stock options and warrants based on
     the treasury stock method using average quarter
     and quarter-end market prices .....................         870,294            2,508,131
Sanford-Brown shares held in escrow ....................              --            1,021,612
                                                            -------------        ------------

Total ..................................................      13,547,876           13,958,066
                                                            =============        ============


Net (loss) income ......................................    $ (1,370,823)        $     76,017
Per share amount .......................................    $      (0.10)        $        .01

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Net (loss) income per share of common stock for primary  purposes is computed by dividing net (loss) income by the weighted average number of shares outstanding during the period adjusted for common stock equivalents when such adjustments result in dilution of earnings per share. The Company has considered all common stock equivalents for purposes of calculating fully diluted earnings per share regardless of their dilutive affect. Included as common stocks equivalents for the three months ended June 30, 1996 for fully diluted proposes are 1,021,612 shares issued in connection with the acquisition of Sanford-Brown College that remained in escrow to be disbursed to the seller or returned to the Company upon the occurrence of, or failure to achieve certain events.